Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL YEAR 2025

THIRD QUARTER AND NINE MONTH RESULTS

●	21% YoY Increase in Revenue for the Fiscal Year 2025 Nine Months

HONG KONG – January 21, 2025 – Highway Holdings Limited (Nasdaq: HIHO) (the “Company” or “Highway Holdings”) today reported financial results for its fiscal third quarter 2025 and fiscal nine months ended December 31, 2024, with a 21% increase in revenue and a $0.05 increase in diluted earnings per share for the nine months results of fiscal year 2025, compared to the year ago period.

Net revenue for the third quarter of fiscal year 2025 decreased 13.5% to $1.9 million compared with $2.2 million in the year ago period. Net income for the third quarter of fiscal year 2025 decreased to $92,000, or $0.02 per diluted share, compared with $348,000 or $0.08 per diluted share in the year ago period.

Net revenue for the first nine months of fiscal year 2025 increased 21% to $5.9 million, compared with $4.9 million in the year ago period. Net income for the first nine months of 2025 was $421,000, or $0.1 per diluted share, compared with a net income of $223,000, or $0.05 per diluted share for the year ago period.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “While our revenue growth was healthy for the first nine months of fiscal year 2025, the overall near-term situation remains generally challenged as previously reported. Being an OEM manufacturer, we depend on the business health and quality of our customers. We are seeing some encouraging signs at specific customers, but the broader rebound has been slowed by the uncertain macro environment, following the fallout of COVID, as orders for customer products have been adversely impacted by the Russia/Ukraine war, the conflict in the Middle East, and uncertainty around potential policy changes from the incoming new administration in the U.S. It remains to be seen how much of the uncertainty and paused demand will be short-term in nature.”

“Longer-term, we see market changes as a positive and a better option than being stuck in neutral. We are optimistic and focused on leveraging the company’s strengths, customer relationships, highly valued experience and healthy financial position to benefit from the eventual uptick in demand and build value for shareholders. As noted last quarter, as part of our business growth strategy, we are evaluating numerous possible ventures, which could substantially improve the Company’s future. This includes diligently working a new restructured deal with Synova to reflect the significantly changed market situation. We are separately evaluating other potential strategic transactions regarding both direct and indirect manufacturing outside of Asia which may benefit our company and our customers. Lastly, we are working diligently on creating a new second line of business to help drive growth and diversification. We are confident that with our present efforts we will be less reliant on the business health our customers. In this respect, we are cautiously optimistic that the company is on the right track for a better future as we continue to build on our track record of success over the long-term.”

Select Additional Financial Results:

Gross margin for the third quarter of fiscal year 2025 was 34 percent, compared to 41 percent in the year ago period, mainly reflecting the impact of a different product mix with various margin levels particularly for a large game console customer. Gross margin for the first nine months of fiscal year 2025 increased 250 basis points to 36.5 percent, compared to 34 percent in the year ago period, with the improvement led by higher revenue and slight rebound in utilization levels.

The Company reported a $144,000 currency exchange gain for the first nine months of fiscal year 2025, compared with a $58,000 currency exchange gain in the year ago period, primarily due to the weakening of the Chinese RMB and Myanmar Kyat. The Company does not engage in currency exchange rate hedging, and the fluctuation in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s balance of cash at December 31, 2024 was approximately $5.2 million, or a balance of cash of approximately $1.19 per diluted share.

The Company’s current ratio was 2.56:1 at December 31, 2024.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2024	2023	2024	2023

Net sales	$1,929	$2,232	$5,925	$4,901
Cost of sales	1,259	1,310	3,760	3,219
Gross profit	670	922	2,165	1,682

Selling, general and administrative expenses	666	679	2,048	1,728
Operating income	4	243	117	(46)

Non-operating items

Exchange gain /(loss), net	48	27	144	58
Interest income	44	63	147	156
Gain/(Loss) on disposal of assets	-	3	-	16
Other income/(expenses)	4	8	16	14
Total non-operating income/ (expenses)	96	101	307	244

Net income before income tax and non-controlling interests	100	344	424	198
Income taxes	-	1	-	7
Net income before non-controlling interests	100	345	424	205
Less: net gain attributable to non-controlling interests	(8)	3	(3)	18
Net income attributable to Highway Holdings Limited’s shareholders	92	348	421	223

Net Gain/ (loss) per share – Basic	$0.02	$0.08	$0.10	$0.05

Net Gain/ (loss) per share - Diluted	$0.02	$0.08	$0.10	$0.05

Weighted average number of shares outstanding
Basic	4,402	4,386	4,398	4,314
Diluted	4,402	4,396	4,398	4,323

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	(unaudited) Dec 31,	(audited) Mar 31,
	2024	2024

Current assets:
Cash and cash equivalents	$5,235	$6,601
Accounts receivable, net of doubtful accounts	1,959	1,253
Inventories	1,469	1,566
Prepaid expenses and other current assets	402	226
Total current assets	9,065	9,646

Property, plant and equipment, (net)	53	-
Operating lease right-of-use assets	1,012	1,375
Long-term deposits	206	202
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$10,431	$11,318

Current liabilities:
Accounts payable	$953	$935
Operating lease liabilities, current	633	588
Other liabilities and accrued expenses	1,402	1,789
Income tax payable	490	480
Dividend payable	67	45
Total current liabilities	3,545	3,837

Long term liabilities:
Operating lease liabilities, non-current	351	803
Long term accrued expenses	40	40
Total liabilities	3,936	4,680

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	44
Additional paid-in capital	12,169	12,117
Accumulated deficit	(5,124)	(5,015)
Accumulated other comprehensive income/(loss)	(590)	(501)
Non-controlling interest	(4)	(7)
Total shareholders’ equity	6,495	6,638

Total liabilities and shareholders’ equity	$10,431	$11,318

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